February 3, 2012

Via Edgar

Mr. Ron Winfrey

Petroleum Engineer

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Range Resources Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011 filed April 27, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011 filed July 26, 2011

Form 8-K filed on May 5, 2011

(File No. 1-12209)

Dear Mr. Winfrey,

On January 27, 2012, Range Resources Corporation (“the Company”), received comments via phone call requesting clarification regarding our response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission related to the above referenced Form 10-K, Form 10-Qs and Form 8-K. We respectfully submit the following response to your inquiry. For your convenience, the response is prefaced by the exact text of the Staff’s original comments in italicized text followed by our initial response followed by our updated response.

Engineering comments

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Proved developed and undeveloped reserves, page F-41

Inquiry:

16.	We note large increases to your proved reserves in each of the last three years. FASB ASC paragraph 932-235-50-5 requires the “appropriate explanation of significant changes” to proved reserves. Please expand your discussion to comply with ASC 932.

Original Response dated September 2, 2010:

We have reviewed FASB ASC 932-235-50-5. We note that in making this comment we believe you reviewed the section on page F-41. The significant increases were directly attributed to our ongoing exploration and development activities and we believe our comment stating “During 2010, various and exploration and development drilling evaluations were complete” as set forth in footnote 19 on page F-23 addresses these significant changes in the context of our business as described in the Annual Report on Form 10-K. In addition to the information reviewed by the Staff, we refer you to sections in our Annual Report on Form 10-K for the year ended December 31, 2010 entitled “Appalachian Region” on page 22, “Southwestern Region” on page 23, “Proved Reserves” on page 24 and “Drilling Activity” on page 27. We believe that our current disclosures are in compliance with the referenced rule. However, in response to the Staff’s comments, we respectfully propose that in future filings on Form 10-K, we add a cross-reference in the footnote to other reserve disclosures in other portions of the Annual Report on Form 10-K.

Updated Response based on phone conversation on January 27, 2012:

We acknowledge the Staff’s comments and respectfully propose to provide more detailed disclosure in future filings on Form 10-K. In our Form 10-K for year ended December 31, 2010, such additional disclosure, set forth as the first paragraph following our proved developed and undeveloped reserve table on page F-40, would have read substantially as follows:

During 2010, we added approximately 1.4 Tcfe of proved reserves from drilling activities and evaluations of proved areas primarily in the Marcellus Shale and the Barnett Shale. Approximately 77% of these reserve additions were attributable to natural gas reserves. Revisions of previous estimates of 148.6 Bcfe for the year ended December 31, 2010 included a positive revision of 40.5 Bcfe due to an increase in the average natural gas price used for the December 31, 2010 reserve estimation as compared to the price used in the previous year estimate. Revisions of previous estimates in 2010 also include positive performance revisions for natural gas properties primarily in the Barnett Shale.

During 2009, we added approximately 770 Bcfe of proved reserves from drilling activities and evaluations of proved areas primarily in the Barnett Shale and the Marcellus Shale. Approximately 81% of 2009 reserve additions were attributable to natural gas. Positive performance revisions of 89.9 Bcfe, primarily in the Marcellus Shale, were mostly offset by a negative price revision of 86.0 Bcfe due to a decrease in the natural gas prices used for the December 31, 2009 reserve estimation as compared to the price used in the previous year estimate, resulting in a net positive revision of previous estimates of 3.9 Bcfe.

During 2008, we added approximately 518 Bcfe of proved reserves from drilling activities and evaluations of proved areas primarily in the Barnett Shale, the Marcellus Shale and our Virginia properties. Approximately 82% of 2008 reserve additions were attributable to natural gas reserves. Positive performance revisions of 26.3 Bcfe, primarily in the Marcellus Shale and our Virginia properties, were more than offset by a negative price revision of 68.6 Bcfe due to a decrease in the natural gas price used for the December 31, 2008 reserve estimation as compared to the price used in the previous year estimate, resulting in a net unfavorable revision of previous estimates of 42.3 Bcfe.

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have additional questions or comments.

Sincerely,

/s/ Roger S. Manny

Roger S. Manny

Executive Vice President and Chief Financial Officer

CC:	Jeffrey L. Ventura, Chief Executive Officer

David P. Poole, Senior Vice President and General Counsel

Stephen M. Gill – Vinson and Elkins LLP

Kevin Dougherty – United States Securities and Exchange Commission